Exemption # 82-5166

A P F ENERGY TRUST



RECEIVED
MAY 21 2003



03050687

NEWS RELEASE
TSX: AY.UN

APF ENERGY ACQUIRES SHARES OF NYCAN ENERGY CORP.

April 24, 2003 – APF Energy Trust (the "Trust") announced today that, pursuant to the offer by APF Energy Inc. ("APF") and the Trust to acquire all of the issued and outstanding common shares (the "Shares") of Nycan Energy Corp. ("Nycan") dated March 18, 2003 (the "Offer"), 16,483,126 Shares, representing approximately 99.5% of the issued and outstanding Shares, have been deposited. As the Offer was for all cash, a total cash payment of $34.2 million will be made. Griffiths McBurney & Partners acted as financial advisor to Nycan.

As a result, APF has taken-up all of the Shares deposited to the Offer, with payment to be made by April 28, 2003, and intends to acquire all remaining Shares of Nycan by way of a compulsory acquisition transaction pursuant to the Business Corporations Act (Alberta).

Following the completion of the compulsory acquisition and taking into account Nycan's current bank debt of $6.0 million and estimated transaction costs of $1.5 million, the Nycan Transaction will have a total value of approximately $41.7 million. The acquisition adds daily production of approximately 1,265 barrels of oil equivalent, comprised of 5.7 million cubic feet per day of natural gas, and 315 barrels per day of oil and natural gas liquids.

In other news, the Trust announces that its annual and special meeting of unitholders will be held on Wednesday, June 11, 2003 at 3:00 p.m. at the Sun Life Plaza Conference Centre, Mezzanine Level, 140 – 4th Ave. S.W., Calgary.

For further information, please contact:
Steven Cloutier, President ▲ Alan MacDonald, Vice President, Finance
Telephone (403) 294-1000 ▲ Toll Free (800) 838-9206 ▲ Fax (403) 294-1074
E-mail: invest@apfenergy.com ▲ Internet: www.apfenergy.com

dlw 5/27

Exemption # 82-5166



A P F E N E R G Y T R U S T



RECEIVED
MAY 2 1 2003

NEWS RELEASE
TSX: AY.UN

APF Energy Trust announces monthly distribution of $0.185 per unit

Trust maintains its basic distribution at $0.170 per month, and declares a special distribution of $0.015 for the second month in a row.

April 21, 2003 – APF Energy Trust announces that its next monthly distribution will be $0.185 per trust unit, comprised of a basic payment of $0.17 and a special payment of $0.015. Payment will be made on May 15, 2003, to unitholders of record on April 30, 2003. The ex-distribution date is April 28, 2003.

With this payment, APF will have paid twelve month trailing distributions of $1.905 per trust unit, providing unitholders with a cash yield of approximately 19% based on recent unit price of $10.00. Since completing its IPO at $10.00 per trust unit in December of 1996, APF has declared cumulative distributions of $12.505 per trust unit.

"The combination of high commodity prices, strong acquisitions and effective development has positioned APF to maintain at least the $0.17 per unit monthly distribution for the near term", commented APF's CEO, Martin Hislop. Based on 2003 commodity prices of USS$25.50 per barrel for oil and a gas price of C$5.65 per mcf, APF believes that a $0.17 per unit monthly distribution would represent a payout of approximately 80% of cash flow for the full 2003 year.

In other news, APF announced that it has renewed its unitholder rights plan and will seek ratification of the plan at its upcoming annual meeting, scheduled for June 11, 2003. The plan is a renewal of the one that had been in effect since 1999, with amendments to conform the plan to versions of rights plans now prevalent for public entities in Canada.

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of acquisitions and construction and development projects, business plans for drilling and exploration, estimated amounts and timing of capital expenditures and anticipated future debt levels and royalty rates.

Information concerning reserves contained in this material may also be deemed to be forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated by APF. Not for distribution to U.S. newswire services or for distribution in the U.S.

For further information please contact:

Steve Cloutier, President or Alan MacDonald, VP Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206
Fax (403) 294-1010
E-mail: invest@apfenergy.com • Internet: www.apfenergy.com

Exemption # 82-5166

APF ENERGY TRUST


SEC MAIL PROCESSING
MAY 21 2003
WASH, D.C.
SECTION

TO Unitholders of APF Energy Trust:

National Instrument 54-102 provides registered and beneficial securityholders with the opportunity to elect annually to have their name added to an issuer's supplemental mailing list in order to receive interim financial statements of the Issuer. If you are interested in receiving such statements or other selective securityholder communications please complete and return this form.

PLEASE RETURN TO:

APF ENERGY TRUST
c/o Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto Ontario M5J 2Y2

NAME: (Please Print) ______________________________

ADDRESS: ______________________________

____

____

SIGNATURE: ____________________ **DATE:** ____________

CUSIP Number: 00185T202
Code: APFQ

FEE RULE
FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: APF Energy Trust

Participation Fee for the Financial Year Ending: December 31, 2002

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year — 22,942,417

Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule) X $10.28

Market value of class or series = $235,848,047

235,848,047 (A)

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)

N/A (A)

Market value of corporate debt and preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):
[Provide details of how determination was made.]
See Attached Schedule "A"

N/A (B)

(Repeat for each class or series of corporate debt or preferred shares)

N/A (B)

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) = $235,848,047

Total fee payable in accordance with Appendix A of the Rule $15,000

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) N/A

Total Fee Payable x Number of months remaining in financial year (9) year or elapsed since most recent financial year / 12 — 11,250

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) N/A

Total Fee payable pursuant to section 7.2 11,250

Exemption # 82-5166


SEC MAIL PROCESSING
RECEIVED
MAY 2 1 2003
WASH. D.C. SECTION

APF ENERGY TRUST

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF UNITHOLDERS

TO: THE HOLDERS OF TRUST UNITS OF APF ENERGY TRUST

TAKE NOTICE that an Annual General and Special Meeting (the "Meeting") of the holders ("Unitholders") of trust units ("Trust Units") of APF Energy Trust (the "Trust") will be held at the Sun Life Plaza Conference Centre, Mezzanine Level, 140 – 4th Avenue S.W. Calgary, Alberta, on Wednesday, the 11th day of June, 2003, at 3:00 p.m. (Calgary time) for the following purposes:

Annual Meeting

1. to receive and consider the consolidated financial statements of the Trust and APF Energy Inc. ("Energy") for the year ended December 31, 2002 and the auditors' report thereon;
2. to select directors of Energy and to fix the number of directors of Energy for the forthcoming year at six (6) directors;
3. to appoint auditors of the Trust and to authorize the directors of Energy to fix the remuneration of the auditors;

Special Meeting

4. to consider and, if thought fit, approve a resolution re-appointing Computershare Trust Company of Canada as the trustee of the Trust;
5. to consider and, if thought fit, approve a resolution approving and ratifying the issuance of rights under the Trust Unit Incentive Rights Plan of the Trust, to the extent the rights were granted, in excess of the authorized maximum under the Plan;
6. to consider and, if thought fit, approve a resolution to increase the maximum number of Trust Units issuable under the Trust Unit Incentive Rights Plan of the Trust;
7. to consider and, if thought fit, approve a special resolution to amend the royalty agreement between Energy and Computershare Trust Company of Canada as trustee of the Trust, to delete certain criteria relating to future acquisitions by Energy;
8. to consider and, if thought fit, approve a resolution ratifying, confirming and approving the implementation by the Trust of a Unitholders' Rights Plan;
9. to consider and, if thought fit, approve a special resolution to terminate the Unanimous Shareholder Agreement between APF and the Trust;
10. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

Computershare Trust Company of Canada, the Trustee of the Trust, has fixed the record date for the Meeting at the close of business on May 12 , 2003 (the "Record Date"). At the Meeting, Unitholders of record included in the list of Unitholders prepared as at the Record Date will be entitled to vote those Trust Units. No Unitholder who became a Unitholder after the Record Date will be entitled to vote at the Meeting.

Unitholders who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to Computershare Trust Company of Canada Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y2. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not less than 24 hours before the time set for the holding of the Meeting or any adjournment thereof.

DATED at Calgary, Alberta, this 12th day of May, 2003.

BY ORDER OF COMPUTERSHARE TRUST COMPANY OF CANADA
By APF ENERGY INC.

(Signed) *Martin Hislop*
Chief Executive Officer

Exemption # 82-5166


SEC MAIL PROCESSING
RECEIVED
MAY 2 1 2003
WASH. D.C. 155 SECTION

MANAGEMENT'S DISCUSSION AND ANALYSIS



Alan MacDonald,
Vice President, Finance

The following discussion should be read in conjunction with the audited consolidated financial statements included in this annual report.

PRODUCTION

Production volumes were 46% higher in 2002, primarily as a result of the acquisition of Kinwest Resources Inc. ("Kinwest") and its joint venture partner in May 2002, and the full impact of acquisitions in 2001. The Kinwest acquisition added production in APF's core area of southeast Saskatchewan. Natural production declines were offset by production increases from successful development drilling programs primarily at Queensdale, Carlyle and Tatagwa in southeast Saskatchewan and at Countess in southeast Alberta. The acquisition of production in the Paddle River area closed on December 12, 2002 and the effect of the increased production will be fully recognized in 2003. Production in 2003 will also increase with the 2003 acquisitions of Hawk Oil Inc. in February and the expected closing of Nycan Energy Corp. in April.

Daily Production Volumes	2002	2001	% Change
Crude oil (bbl/d)	5,307	3,167	68
Natural gas (mcf/d)	18,488	15,391	20
NGLs (bbl/d)	144	100	44
Total (boe/d)	8,532	5,832	46

MARKETING

In 2002, APF's production mix was 64% crude oil and NGLs, and 36% natural gas. Crude oil was sold under 30-day evergreen contracts while approximately 53% of natural gas production was sold to aggregators pursuant to long-term contracts, with the remaining 47% sold on the spot market.

PRICES

The benchmark West Texas Intermediate ("WTI") oil price averaged US$26.09 per bbl in 2002, 1% higher than the 2001 average of US$25.94. Crude oil prices in Canada are based on the WTI reference price, adjusted for transportation, differentials and foreign exchange. The price received by APF is based upon the refiners' posted price, less transportation and adjustments for APF's product quality relative to the posted price and adjusted for hedging. APF's oil price averaged $33.66 per bbl in 2002, compared to $33.64 per bbl in 2001.

Crude oil prices averaged US$33.80 per bbl through the first quarter of 2003, due primarily to supply concerns emanating from world events. The uncertainty over crude oil supplies has recently diminished and we have seen a reduction in prices to approximately US$28.00 per bbl. APF expects crude oil prices will continue to be volatile during 2003, but will still exceed the average for 2002.

APF's realized natural gas price for 2002 averaged $3.83 per mcf, 22% lower than the average realized price of $4.94 per mcf in 2001. The benchmark AECO price in Alberta fell by an average of 35 per cent from 2001

levels. However, during the 2002/03 winter season, storage volumes have been drawn down to very low levels as a result of cold temperatures in much of North America, resulting in gas prices being driven up to unusually high levels. APF expects higher gas prices during 2003 as supply concerns dominate the market.

Prices – After Hedging	2002	2001	% Change
Crude oil (Cdn$/bbl)	33.66	33.64	0
Natural gas (Cdn$/mcf)	3.83	4.94	(22)
NGLS (Cdn$/bbl)	25.15	30.97	(19)
Total (Cdn$/boe)	29.65	31.94	(7)

HEDGING

Commodity prices continued to be volatile during 2002. APF actively manages commodity price risk by entering into hedging contracts to protect revenues from fluctuations in commodity prices. Hedging is intended to provide stability to cash distribution levels by fixing the price on a portion of the production portfolio. Hedging activities reduced revenues by $3.9 million, reducing the realized oil price by $2.16 per bbl and increasing the natural gas price by $0.04 per mcf. Going forward, APF has the following hedges in place:

Period	Commodity	Type of Contract	Average Daily Quantity	Average Hedged Price
January to March 2003	Crude oil	Swap	1,367 bbls	US$29.83/bbl
January to March 2003	Crude oil	Collar	1,700 bbls	US$24.82/bbl to US$27.85/bbl
January to March 2003	Natural gas	Collar	2,000 GJ	C$4.00/GJ to C$7.80/GJ
January to December 2003	Natural gas	Swap	1,000 GJ	C$5.80/GJ
April to June 2003	Crude oil	Swap	2,833 bbls	US$28.40/bbl
April to October 2003	Natural gas	Swap	1,000 mmbtu	US$5.06/mmbtu
April to December 2003	Natural gas	Swap	5,000 GJ	C$6.72/GJ
July to September 2003	Crude oil	Swap	2,667 bbls	US$27.79/bbl
October to December 2003	Crude oil	Swap	1,167 bbls	US$27.54/bbl

REVENUE

Revenue, net of hedging transactions, increased 34% to $94.0 million in 2002 compared to $69.9 million in 2001, due to a combination of higher production volumes partially offset by lower natural gas prices.

(000 except per boe amounts)	2002	%	2001	%
Crude oil sales	$69,390	74	$37,256	53
Natural gas sales	25,534	27	29,485	42
NGLs sales	1,320	1	1,136	2
Hedging	(3,899)	(4)	161	0
Other	1,676	2	1,886	3
Total Revenue	94,021	100	69,924	100
Per boe	$ 30.19		$ 32.85	

ROYALTIES

Royalties per barrel of oil equivalent produced were lower in 2002 due primarily to lower natural gas prices resulting in a lower crown royalty rate under the price-sensitive Alberta Crown royalty program.

(000 except per boe amounts)	2002	2001	% Change
Crown royalties	$ 10,905	$ 7,236	51
Freehold royalties	6,323	4,602	37
Overriding royalties	1,479	1,526	(3)
Total Royalties	18,707	13,364	40
% of revenue after hedging	19.9%	19.1%	4
Per boe	$ 6.01	$ 6.28	(4)

OPERATING COSTS

Operating costs increased 3% in 2002 to $6.35 per boe, due primarily to initial field optimization costs on newly acquired properties and higher energy costs. Continued high energy costs and general higher field costs associated with APF's current property portfolio are expected to negate any operating efficiencies initiated to reduce operating costs in 2003.

(000 except per boe amounts)	2002	2001	% Change
Operating costs	$ 19,748	$ 13,086	51
Per boe	$ 6.35	$ 6.15	3

NETBACKS

The operating netback for 2002 was $17.83 per boe, 13% lower than the $20.42 per boe experienced in 2001 and reflects the 22% decline in natural gas prices during the year.

($/boe)	2002	2001	% Change
Net revenue (after hedging)	30.19	32.85	(8)
Royalties	6.01	6.28	(4)
Operating costs	6.35	6.15	3
Netback	17.83	20.42	(13)

GENERAL AND ADMINISTRATIVE

General and administrative costs increased 38% in absolute terms over 2001 due to the significant increase in the asset base during 2002, but decreased 6% per barrel of oil equivalent produced.

(000 except per boe amounts)	2002	2001	% Change
General and administrative	$ 4,635	$ 3,360	38
Per boe	$ 1.49	$ 1.58	(6)

MANAGEMENT FEE

The Manager received a management fee equal to 3.5% of net production revenue. Management fees increased 31% in 2002 due to the 46% increase in production volumes and the resulting impact on production revenues. Management fees were eliminated with the internalization of the management contract at the end of 2002. In 2003 and future years, no management fees will be charged.

(000 except per boe amounts)	2002	2001	% Change
Management fee	$ 1,976	$ 1,503	31
Per boe	$ 0.63	$ 0.71	(10)

INTEREST

Interest expense decreased 7% during 2002 due to lower interest rates and lower average debt levels. At December 31, 2002, APF had fixed the interest rate on $30 million of debt at an average rate of 3.76% plus applicable stamping fee, with $10 million maturing May 2003 and $20 million maturing November 2003.

(000 except per boe amounts)	2002	2001	% Change
Interest	$ 2,834	$ 3,048	(7)
Per boe	$ 0.91	$ 1.43	(36)

DEPLETION AND AMORTIZATION

Depletion and amortization increased 4% to $9.70 per boe in 2002, reflecting the current cost of acquisitions being higher than the historical average cost.

(000 except per boe amounts)	2002	2001	% Change
Depletion and amortization	$30,200	$ 19,779	53
Per boe	$ 9.70	$ 9.29	4

SITE RESTORATION

Site restoration increased 10% to $0.67 per boe in 2002, reflecting the increase in future estimated costs for site restoration liabilities from 2002 acquisitions.

(000 except per boe amounts)	2002	2001	% Change
Site restoration	$ 2,087	$ 1,293	61
Per boe	$ 0.67	$ 0.61	10

TAXES

Saskatchewan capital tax and federal large corporations tax increased 62% in 2002 and reflected the higher proportion of business in the province of Saskatchewan and higher paid up capital.

Future income taxes are recorded on corporate acquisitions to the extent the book value of assets acquired exceeds the tax basis. This future income tax liability increases the book cost of the assets acquired. This future income tax liability will not be paid by APF Energy, but will instead be passed on to unitholders along with the income. Accordingly, this income tax liability will reduce each year and will be recognized as an income tax recovery at that time. In 2002, APF recorded a recovery of income taxes of $7.13 million

compared to $5.17 million in 2001, leaving a balance of $39.6 million in future income taxes payable at December 31, 2002.

(000 except per boe amounts)	2002	2001	% Change
Capital and other taxes	$ 1,901	$ 1,172	62
Per boe	$ 0.61	$ 0.55	11
Recovery of future income taxes	$ (7,133)	$ (5,174)	38

INTERNALIZATION OF MANAGEMENT CONTRACT

On December 18, 2002, the unitholders approved the internalization of management and effective December 31, 2002, the Trust acquired all of the shares of APF Energy Management Inc. The acquisition resulted in the elimination of all management fees including the 3.5% fee on net operating income, a structuring fee of 1.5% on acquisitions and dispositions, and the 1% residual royalty.

The total purchase price of the shares, including transaction costs, was $10.9 million, of which $4.6 million was paid in cash and $6.3 million was paid with Trust units, a portion of which are subject to certain escrow provisions. Of the total, $7.3 million was recorded as an expense at December 31, 2002.

(000 except per boe amounts)	2002	2001
Internalization of management contract	$ 7,297	$ –
Per boe	$ 2.31	$ –

NET EARNINGS

Earnings were down 37% to $11.4 million or $0.55 per Trust unit ($0.55 diluted) in 2002 compared to $18.1 million or $1.44 per Trust unit ($1.44 diluted) in 2001. Lower natural gas prices and the cost associated with the internalization of the management contract more than offset higher production volumes.

CASH DISTRIBUTIONS

Cash distributions for 2002 were $37.8 million, or $1.81 per Trust unit, compared to $37.3 million or $2.98 per Trust unit in 2001. The discrepancy between amounts earned and distributions paid to unitholders relates to the timing of the recognition of revenue for accounting purposes. During 2002, APF funded $5.1 million of capital expenditures from cash flow, resulting in a payout ratio of 88%. For 2003, APF intends to maintain its historical policy of retaining a portion of available cash flow to fund capital expenditures and development initiatives, with a target payout ratio of 80%.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2002, APF had a revolving demand credit facility in the amount of $100 million, with a borrowing base of $100 million, of which $88 million was drawn. On February 5, 2003, the credit facility was amended to a revolving committed line of credit with a committed amount of $130 million and a borrowing base of $130 million. The ratio of net debt to total capitalization at the end of 2002 was 28% (28% in 2001).

December 31	2002	2001
Long-term debt ($000)	88,000	59,250
Working capital/(deficiency) ($000)	409	949
Net debt ($000)	87,591	58,301
Units outstanding (000)	22,942	15,584
Market price ($)	9.79	9.85
Market capitalization ($000)	224,602	153,502
Enterprise value ($000)	312,193	211,803
Net Debt to Total Capitalization (%)	28	28

UNITHOLDERS' EQUITY

At December 31, 2002, APF had 22.94 million Trust units outstanding and a market capitalization of approximately $224.6 million.

In February 2002, APF issued 3.25 million Trust units at $9.75 per Trust unit for gross proceeds of $31.7 million. These funds were initially used to reduce bank debt and ultimately to partially finance the Kinwest acquisition. APF also issued 3.39 million Trust units as part of the Kinwest acquisition and accounted for these at a price of $10.65 per Trust unit.

During 2002, 61,177 Trust units (112,424 in 2001) were issued pursuant to the Trust unit incentive plan for total proceeds of $0.5 million ($1.0 million in 2001).

Effective December 31, 2002, APF acquired all of the outstanding shares of APF Energy Management Inc., the Manager of APF. As part of the consideration, 661,850 Trust units were issued of which 293,930 are held in escrow, 150,526 are releasable over a three-year period and 143,404 are releasable over a four-year period. The Trust units held in escrow are eligible for distributions.

On April 2, 2003, APF closed the issue of 5.30 million Trust units at a price of $10.40 each for gross proceeds of $55.1 million.

BUSINESS RISKS

APF is faced with a number of business risks that are inherent in the oil and gas industry and which can have an impact on distributions to unitholders. To mitigate these risks, APF follows appropriate policies and procedures in its ongoing operations and long-term strategic planning.

Financial and market risks associated with commodity prices and foreign currency exchange rates are mitigated through APF actively managing the sale of its own production to maximize price and through the use of a hedging program to hedge commodity prices and foreign currency rates with credit-worthy counterparties. Hedging is employed as a risk management tool and not for speculation. Interest rates can be fixed through interest rate swaps.

There are inherent operational risks associated with oil and natural gas production, relating to the ability to produce, process and transport oil and natural gas; the ability to replace production and maintain reserves and environmental and safety risks associated with well and production facilities. To mitigate these risks, APF employs a strategy of operating a significant portion of its production, thereby providing

greater control over operations; APF employees and contractors adhere to APF's safety program and stay current on changes to operating practices, and APF maintains insurance coverage to minimize the impact of operational losses.

APF's ability to grow is dependent upon its ability to raise debt and equity capital in the Canadian capital markets. APF has lines of credit with three Canadian financial institutions that provide debt financing for acquisitions. The issue of new equity allows APF to pay down debt while continuing to make acquisitions. If Canadian debt or equity markets were to become inaccessible to APF, it may affect the ability of APF to continue to replace production and maintain distributions.

Changing government royalty regulations, income tax laws, incentive programs relating to the oil and gas industry and changes in securities legislation are all examples of regulatory changes that can affect APF's activities.

Sensitivities to 2003 cash distributions are as follows:

	($000)	Per Trust Unit
Crude oil price – US$1/bbl	3,022	$ 0.10
Natural gas price – CDN$0.10/mcf	981	$ 0.03
US/CDN exchange rate – $0.01	1,992	$ 0.07
Interest rate – 1.0%	979	$ 0.03
Crude oil production – 100 bbl/d	676	$ 0.02
Natural gas production – 1 mmcf/d	1,130	$ 0.04

These sensitivities include the issue of 5.30 million new Trust units in April 2003 and assumes the acquisition of Nycan closes at the end of April 2003.

OUTLOOK

The acquisitions of Kinwest, Hawk Oil and the soon to close Nycan Energy, have enhanced the property portfolio of APF. With a market capitalization of more than $300 million, production in excess of 13,000 boe/d and established reserves of 44 mmboe following the acquisition of Nycan, APF is well positioned to build for the future.

APF's growth will continue from its strategy of buying well and exploiting its land base through low-risk development drilling, recompletions and field optimizations. APF expects to spend $20 million on these initiatives in 2003.

APF is committed to pursuing acquisitions that will be accretive on a per unit basis to cash flow, production, reserves and net asset value. Despite the current volatility in the commodity markets due to world events, APF is committed to maintaining stable cash distributions over the long-term and believes that the outlook for both crude oil and natural gas pricing remains strong.

Exemption # 82-5166


SEC MAIL PROCESSING
RECEIVED
MAY 2 1 2003
WASH, D.C. 105 SECTION

APF ENERGY TRUST

MATERIAL CHANGE REPORT

Material Change Report under Section 146(1) of the *Securities Act* (Alberta), Section 75(2) of the *Securities Act* (Ontario), Section 81(2) of the *Securities Act* (Nova Scotia), Section 67(1) of the *Securities Act* (British Columbia), Section 84(1)(b) of the *Securities Act* (Saskatchewan), Section 73 of the *Securities Act* (Quebec), Section 76(2) of the *Securities Act* 1990 (Newfoundland).

1. REPORTING ISSUER

 APF Energy Trust
 2100, 144-4th Avenue S.W.
 Calgary, Alberta
 T2P 3N4

2. DATE OF MATERIAL CHANGE

 April 19, 2003

3. PRESS RELEASE

 A press release was issued through Canada Newswire on April 21, 2003.

4. SUMMARY OF MATERIAL CHANGES

On April 19, 2003, the board of directors (the "Board") of APF Energy Inc. ("APF"), on behalf of APF Energy Trust (the "Trust") renewed a unitholder rights plan for the Trust (the "Plan") to provide the Board and unitholders of the Trust sufficient time to properly assess and evaluate any offer for units of the Trust and to explore and develop alternatives for maximising unitholder value. The Plan is also designed to ensure fair and equal treatment of all the Trust's unitholders in the event of a take-over bid.

5. FULL DESCRIPTION OF MATERIAL CHANGES

The following is a summary of the Plan, which summary is qualified by and is subject to the terms of the Unitholder Rights Plan Agreement between the Trust and Computershare Trust Company of Canada, as Rights Agent, providing for the Plan.

The Board has adopted the Plan to become effective on April 19, 2003. The purpose of the Plan is: (a) to provide the Board and the unitholders sufficient time to assess and evaluate any offer for units of the Trust; (b) to enable the Board to explore and develop alternatives to maximize value to unitholders, as appropriate; and (c) to ensure that unitholders of the Trust are treated fairly in connection with a take-over bid. APF has stated that it is not aware of any impending take-over bid for control of the Trust.

To implement the Plan, the Board authorized the issue of one right (a "Right") in respect of each outstanding unit to holders of record at the close of business on April 19, 2003 (the "Record

Time"). The Trust has entered into a Unitholder Rights Plan Agreement dated as of April 19, 2003 (the "Rights Agreement) regarding the exercise of the Rights, the issue of certificates evidencing the Rights and other related matters.

The Rights are not exercisable initially and certificates representing the Rights will not be sent to unitholders. Until the Separation Time (as defined below), the Rights will be transferred with the associated units. The Rights will become exercisable and begin to trade separately from the associated units at the close of business on the tenth trading day (the "Separation Time") after the earlier of:

(a) the first date of a public announcement that a person or a group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding units of the Trust other than as a result of:

  (i) a reduction of the number of units of the Trust outstanding;

  (ii) a "Permitted Bid Acquisition" (see below);

  (iii) acquisitions of units of the Trust as a result of certain pro rata distributions;

  (iv) distributions by the Trust pursuant to a distribution investment plan, specified prospectus offerings, specified private placements or specified exercises of convertible securities; or

  (v) in other manners with respect to which the Board of Directors has waived certain aspects of the Plan, in accordance with the Plan; and

(b) the commencement of, or public announcement of an intention of a person to make an acquisition of units of the Trust pursuant to a take-over bid other than a Permitted Bid or Competing Permitted Bid (as defined below) that would result in the beneficial ownership by a person or a group of affiliated or associated persons of 20% or more of the outstanding units of the Trust;

or such later date as may be determined by the Board.

A person will not become an Acquiring Person by virtue of entering into a "Permitted Lock-Up Agreement", which in essence is an agreement by a unitholder to tender units to a take-over bid, provided the agreement meets certain requirements. These requirements are essentially that (a) the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available, (b) the unitholder who has agreed to tender shares to the take-over bid made by the other party to the agreement (the "lock-up bid") be allowed to terminate its obligations under the agreement in order to tender the shares to another take-over bid or support another transaction where the offer price under the other bid or transaction is equal to or greater than a specified minimum which is not more than 7% higher than the offer price under the lock-up bid, and (c) no break-up fees or other penalties that exceed in the aggregate the greater of 2 1/2% of the price or value payable under the lock-up bid and 50% of the increase in the consideration resulting from another take-over bid or transaction, shall be payable by the unitholder if the unitholder fails to tender its shares to the lock-up bid.

Certificates for units issued after the Record Time will contain a notation incorporating the Rights Agreement by reference. Promptly following the Separation Time, separate certificates evidencing Rights ("Rights Certificates") will be mailed to the holders of record of units as of the Separation Time and the Rights Certificates alone will evidence the Rights. Rights will expire on the termination of the annual meeting of unitholders in the year 2008 (the "Expiration Date") unless earlier redeemed by the Trust. Unitholder approval will be required for ratification of the Rights Agreement, at the 2003 annual and special meeting of the Trust to be held not later than October 19, 2003, and unitholders will be required to reconfirm the Rights Agreement at the first annual meeting of unitholders after a period of 3 years from the date of the Rights Agreement. The exercise price payable, being $50.00, and the number of securities issuable upon the exercise of the Rights are subject to adjustment from time to time to prevent dilution upon the occurrence of certain corporate events affecting the units.

Following a transaction that results in a person becoming an Acquiring Person (a "Flip-in Event"), the Rights will entitle their holders to receive, upon exercise, units with a market value equal to twice the exercise price of the Rights. In such event, however, any Rights beneficially owned by an Acquiring Person (including such person's associates and affiliates and any person acting jointly or in concert therewith and any direct or indirect transferee of such persons) will be void. A Flip-in Event does not include acquisitions pursuant to a Permitted Bid or a Competing Permitted Bid. (see below)

Prior to a Flip-in Event the Board, with the consent of unitholders, may redeem all, but not less than all, of the Rights at a price of $0.0001 per Right. In addition, if a bidder successfully completes a Permitted Bid or a Competing Permitted Bid, then the Board shall be deemed to have elected to redeem the Rights at the redemption price.

Similar to most of the rights plans that have been implemented in Canada, the Plan employs a "Permitted Bid" concept whereby a take-over bid will not trigger the Rights if it meets certain pre-determined conditions. To make a Permitted Bid, the take-over bid must meet the following requirements. It must be made by means of a take-over bid circular to all holders of record of units. The bidder must agree that the bid will not expire prior to the close of business 60 days following the date of the bid and must have a condition that more than 50% of the units of Independent Unitholders have been deposited pursuant to the bid and not withdrawn, and in such event a public announcement to that effect must be made and the bid must remain open for a further 10 days.

The Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days. The reduction in the time for acceptance of a Competing Permitted Bid is to allow, as nearly as practicable, all bids to be dealt with by the unitholders of the Trust within substantially the same time frame.

The Rights Agreement provides that a person who beneficially owns 20% or more of the outstanding voting units of the Trust as at the Record Time, will be "grandfathered" (such a person is referred to herein as a "Grandfathered Person") and, accordingly will not be deemed to be an Acquiring Person. A Grandfathered Person will cease to be grandfathered if the Grandfathered Person increases his beneficial ownership of units, other than as a result of the reduction of outstanding voting shares, a

Permitted Bid Acquisition, in accordance with certain specified exempt acquisitions or as a result of a pro rata acquisition of units or an acquisition pursuant to a distribution reinvestment plan of the Trust.

The Rights Agreement may be amended by the Board prior to the 2003 annual general and special meeting of unitholders if the Board deems such amendment necessary or desirable. Amendments subsequent to the 2003 annual general and special meeting generally require confirmation by the unitholders except for amendments of a technical nature.

Until a Right is exercised, the holder thereof, as such, will have no rights as a unitholder of the Trust, including, without limitation, the rights to vote or receive distributions.

The exercise price of the Rights is subject to adjustment from time to time by the Board in accordance with the provisions of the Rights Agreement. The Trust will receive no proceeds from the issuance of Rights.

The adoption of the Plan does not require unitholder approval under the formation documents of the trust. However, in accordance with stock exchange requirements, the adoption of the Plan must be confirmed by unitholders of the Trust by October 19, 2003 by the affirmative vote of a majority of the unitholders of the Trust and a majority of unitholders, other than any unitholder which has voting control over 20% of the units of the Trust.

The Board intends to submit the Plan for confirmation by unitholders at the next annual meeting tentatively scheduled for June 11, 2003.

The Trust is not aware of any person who, at the Record Time, was a Grandfathered Person.

RELIANCE ON SECTION 146(2) OF THE *SECURITIES ACT*, ALBERTA

Not applicable.

OMITTED INFORMATION

Not applicable.

SENIOR OFFICERS

For further information please contact Steven Cloutier, President of APF Energy Inc., at 2100, 144-4th Avenue S. W., Calgary, Alberta, (403) 294-1000.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material changes referred to herein.

DATED at Calgary, Alberta, this 28th day of April, 2003.

APF ENERGY
on behalf of APF ENERGY TRUST

Per: Signed "Martin Hislop"
Martin Hislop

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE SECURITIES REGULATION FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.